Exhibit 99.1

OKYO Pharma Limited

(“OKYO” or the “Company”)

OKYO to Participate at Biotech Showcase

London and New York, NY., 21 December, 2022 – OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease to address the significant unmet need in the multi-billion-dollar dry eye disease market, announced today that the Company is participating in the Biotech Showcase in San Francisco, California from January 9-11, 2023 and will be hosting institutional investor and partnering meetings both at the event and online.

Dr. Gary Jacob, Chief Executive Officer, Dr. Raj Patil, Chief Scientific Officer and the OKYO team, will give a corporate presentation and host 1x1 institutional investor and partnering meetings during the event.

Biotech Showcase:

Presentation Date/Time: Monday January 9, 2023, at 4:30 pm PT

1x1 meetings: January 9-11

Online 1x1 meetings: January 18-19

Location: Hilton San Francisco Union Square in San Francisco, Yosemite-A

To schedule a meeting with management, investors can register on the Biotech Showcase website.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Optiva Securities Limited (Broker)	Robert Emmet	+44 (0)20 3981 4173

LifeSci Advisors (Investor Relations)	Irina Koffler	Irina Koffler ikoffler@lifesciadvisors.com +1-917-734-7387

Notes for Editors:

About OKYO

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.

About OK-101

OK-101 is a lipid conjugated chemerin peptide antagonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide (MAP) technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain; and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the candidate drug molecule to enhance the residence time of OK-101 within the ocular environment.

About Dry Eye Disease

Dry eye disease is a multifactorial disease that results in ocular discomfort and tear film instability that can lead to ocular surface damage. It is often a chronic problem, particularly in older adults, and is expected to become even more prevalent with the aging population and increased use of digital screens such as computers and smart phones. Despite new product approvals, dry eye disease remains a significant unmet medical need and is one of the leading causes for patient visits to eye care specialists. Novel therapies that improve the signs and symptoms of dry eye disease will be beneficial to dry eye patients.

For further information, please visit the Company’s website at www.okyopharma.com.